

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2018

Jeffrey L. Vigil
Chief Financial Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

      Re: Westwater Resources, Inc.
           Registration Statement on Form S-3
           Filed August 20, 2018
           File No. 333-226926

Dear Mr. Vigil:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) Alper at (202) 551-3329 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Beverages, Apparel and Mining

cc: David Crandall